In re Gottschalks, Inc.

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

Case No. 09-10157 (KJC)
Reporting Period: February 1 - February 28, 2009

MONTHLY OPERATING REPORT
File with Court and submit copy to United States Trustee within 20 days after end of month.

Submit copy of report to any official committee appointed in the case.

REQUIRED DOCUMENTS	Form No.	Document Attached	Available Upon Request	Affidavit/Supplement Attached
Schedule of Cash Receipts and Disbursements	MOR-1	X		
Bank Reconciliation (or copies of debtor's bank reconciliations)	MOR-1a	X		
Schedule of Professional Fees Paid	MOR-1b	X		
Copies of bank statements		X		
Cash disbursements journals		X		
Statement of Operations	MOR-2	X		
Balance Sheet	MOR-3	X		
Status of Postpetition Taxes	MOR-4	X		
Copies of IRS Form 6123 or payment receipt		N/A		
Copies of tax returns filed during reporting period		N/A		
Summary of Accounts Payables	MOR-4	N/A		
Accounts Receivable Aging		N/A		
Debtor Questionnaire	MOR-5	X		

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and the attached documents
are true and correct to the best of my knowledge and belief.



_____
Signature of Debtor

_____3/24/09_____
Date

_____
Signature of Joint Debtor

_____
Date



_____
Signature of Authorized Individual*

_____3/24/09_____
Date

Daniel T. Warzenski
Printed Name of Authorized Individual

V.P. Finance & Chief Financial Officer
Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if debtor is a corporation; a partner if debtor
is a partnership; a manager or member if debtor is a limited liability company.

MOR
(04/07)

In re Gottschalks Inc.

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

Case No. 09-10157 (KJC)
Reporting Period: February 1, 2009 - February 28, 2009

SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS [1]

	BANK ACCOUNTS					CURRENT MONTH		FILING TO DATE
	GEN OPER.	STORE WORKING FUNDS	UTILITY DEP	SALES TAX	ALASKA	ACTUAL	PROJECTED [2]	ACTUAL
CASH (LOAN BALANCE) BEGINNING OF MONTH	(79,360)	843	270	7,268	15	(70,965)	(73,588)	(68,811)
RECEIPTS								
CASH SALES	28,396					28,396	5,801	45,921
CREDIT CARD RECEIVABLES	6,929					6,929	27,835	11,959
LOANS AND ADVANCES						-	-	-
SALE OF ASSETS						-	-	-
OTHER	(27)	4	0	0	18	(4)	647	2
TRANSFERS (FROM DIP ACCTS)	(3,385)			3,406	(21)	0	(1,232)	0
TOTAL RECEIPTS	$ 31,913	$ 4	$ 0	$ 3,406	$ (2)	$ 35,320	$ 33,051	$ 57,882
DISBURSEMENTS								
ADVERTISING	1,259					1,259	1,055	1,651
MERCHANDISE (INCLUDING FREIGHT)	21,405					21,405	20,397	33,503
RENT	2,398					2,398	2,601	2,421
PAYROLL, PAYROLL TAXES, AND BENEFITS	7,941					7,941	8,528	12,103
UTILITIES	209					209	630	209
INSURANCE	36					36	144	36
SALES AND OTHER TAXES	130			9,304		9,433	-	9,909
GENERAL OPERATING	1,838					1,838	2,699	1,971
FINLAY LICENSE	1,318					1,318	737	1,546
FINANCING EXPENSES	343					343	668	2,940
PROFESSIONAL FEES	-					-	540	-
OTHER	1,776					1,776	1,030	1,882
TOTAL DISBURSEMENTS	$ 38,653	$ -	$ -	$ 9,304	$ -	$ 47,956	$ 39,030	$ 68,171
DRAW ON LC	-					-	-	4,500
ADJUSTMENTS FOR OVERFUNDING	4					4	0	4
NET CASH FLOW	$ (6,744)	$ 4	$ 0	$ (5,897)	$ (2)	$ (12,640)	$ (5,979)	$ (14,793)
(RECEIPTS LESS DISBURSEMENTS)								
CASH (LOAN BALANCE)- END OF MONTH	$ (86,104)	$ 846	$ 270	$ 1,370	$ 13	$ (83,605)	$ (79,567)	$ (83,605)

[1] 'The cash balances and activity on this schedule represents the following balance sheet items: Unrestricted Cash and Cash Equivalents, Restricted Cash and Cash Equivalents, and Revolver Line of Credit. The balance of the revolver line of credit as of 2/28/09 was $88,643k.

[2] 'Projected' amounts reflect projections per the DIP budget (based on weeks ending each Monday) and reflect projected activity for the period February 3 - March 2, 2009. The projected column does not include activity in the other general operating, Alaska, and sales tax accounts.

SCHEDULE OF PROFESSIONAL FEES AND EXPENSES PAID
This schedule is to include all retained professional payments from case inception to current month.

PAYEE	PERIOD COVERED	DATE OF COURT ORDER AUTHORIZING PAYMENT	AMOUNT APPROVED	AMOUNT PAID		TOTAL PAID TO DATE		AMOUNT ACCRUED	TOTAL INCURRED AND UNPAID
				FEES	EXPENSES	FEES	EXPENSES		
O'Melveny & Meyers	1/14 to 2/28/09							1,100,000	1,100,000
FTI Consulting	1/14 to 2/28/09							1,050,000	1,050,000
Richards, Layton & Finger	1/14 to 2/28/09							150,000	150,000
Kurtzman Carson Consultants	1/14 to 2/28/09							50,000	50,000
Cooley Godward Kronish	1/14 to 2/28/09							200,000	200,000
Loughlin Meghji & Company	1/14 to 2/28/09							100,000	100,000
Financial Dynamics	1/14 to 2/28/09							25,000	25,000
TOTAL PAYMENTS TO PROFESSIONALS			$ -	$ -	$ -	$ -	$ -	$ 2,675,000	$ 2,675,000

MOR
(04/07)

STATEMENT OF OPERATIONS - Income Statement

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes
revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

		Cumulative
REVENUES	**Month (in 000's)**	**Filing to Date (in 000's)**
Net Sales	31,261	51,989
Net Leased Department Revenue	255	369
Net Credit Revenue	415	699
Total Revenues	31,931	53,057
COST OF GOODS SOLD		
Cost of Goods Sold	25,657	41,109
Gross Profit	6,274	11,948
OPERATING EXPENSES		
Advertising	929	1,208
Bad Debts	(6)	4
Contributions	-	4
Employee Benefits Programs	1,350	2,262
Insider Compensation*	194	308
Insurance	277	422
Repairs and Maintenance	289	497
Rent and Lease Expense	2,604	4,336
Salaries/Commissions/Fees	6,413	10,582
Supplies	132	302
Taxes	549	766
Travel and Entertainment	24	51
Utilities	560	897
Other (attach schedule)	(51)	(26)
Total Operating Expenses Before Depreciation	13,264	21,613
Depreciation/Depletion/Amortization	1,334	2,111
Net Profit (Loss) Before Other Income & Expenses	(8,324)	(11,776)
OTHER INCOME AND EXPENSES		
Other Income (attach schedule)	(14)	(22)
Interest Expense	479	724
Net Profit (Loss) Before Reorganization Items	(8,789)	(12,478)
REORGANIZATION ITEMS		
Professional Fees	1,850	2,675
U. S. Trustee Quarterly Fees	10	20
Other Reorganization Expenses (attach schedule)	468	769
Total Reorganization Expenses	2,328	3,464
Income Taxes	-	76
Net Profit (Loss)	$ (11,117)	$ (16,018)

Notes:

MOR
(04/07)

STATEMENT OF OPERATIONS - continuation sheet

BREAKDOWN OF "OTHER" CATEGORY	Month ($ in 000s)	Cumulative Filing to Date ($ in 000s)
Other Operational Expenses		
Services Purchased	1,371	2,058
Unclassified	5	42
Communications	88	139
Postage	53	138
Professional Fees	188	452
Costs capitalized under Uniform Capitalization Rules [1]	(1,757)	(2,856)
(Gain)Loss on Assets	(5)	(5)
Store Closure Costs	6	6
Total Other Operational Expenses	**(51)**	**(26)**
Other Income		
Rental income	(12)	(17)
Miscellaneous income	(2)	(5)
Total Other Income	**(14)**	**(22)**
Other Reorganization Expenses		
Amortization of DIP loan fees	468	769
Total Other Reorganization Expenses	**468**	**769**

[1] Uniform Capitalization Rules require capitalization of certain indirect buying, handling and distribution costs to better match these costs with the related sales.

MOR
(04/07)

BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations.

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH (in 000's)		BOOK VALUE PETITION DATE (in 000's)	
CURRENT ASSETS				
Unrestricted Cash and Cash Equivalents	$	3,397	$	7,408
Restricted Cash and Cash Equivalents [1]		1,641		-
Credit Card Receivables		2,760		-
Accounts Receivable (Net)		3,920		2,944
Inventories		118,061		126,552
Prepaid Expenses (attach schedule)		8,575		3,849
Professional Retainers		493		493
Other Current Assets (attach schedule)		10,343		8,216
TOTAL CURRENT ASSETS	$	149,190	$	149,462
PROPERTY AND EQUIPMENT				
Real Property and Improvements		60,652		60,652
Machinery and Equipment		61,341		61,313
Furniture, Fixtures and Office Equipment		89,942		89,942
Leasehold Improvements		65,469		65,463
Vehicles		420		420
Construction in progress		2,277		2,187
Less Accumulated Depreciation		(153,417)		(151,228)
TOTAL PROPERTY & EQUIPMENT	$	126,684	$	128,749
OTHER ASSETS				
Loans to Insiders*		-		-
Other Assets (attach schedule)		8,130		5,166
TOTAL OTHER ASSETS	$	8,130	$	5,166
TOTAL ASSETS	$	284,004	$	283,377

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH		BOOK VALUE PETITION DATE	
LIABILITIES NOT SUBJECT TO COMPROMISE (Postpetition)				
Accounts Payable		6,070		
Taxes Payable (refer to FORM MOR-4)		4,277		
Wages Payable		3,085		
Rent / Leases - Building/Equipment		1,289		
Secured Debt / Adequate Protection Payments		88,643		
Professional Fees		2,695		
Amounts Due to Insiders		72		
Other Postpetition Liabilities (attach schedule)		44,535		
TOTAL POSTPETITION LIABILITIES	$	150,666		-
LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition)				
Secured Debt		3,249		76,069
Priority Debt		720		37
Unsecured Debt		54,272		54,533
Other Pre-petition Liabilities (attach schedule)		2,471		64,099
TOTAL PRE-PETITION LIABILITIES	$	60,712		194,738
TOTAL LIABILITIES	$	211,378		194,738
OWNER EQUITY				
Capital Stock		137		137
Additional Paid-In Capital		78,007		78,002
Retained Earnings - Pre-Petition		11,987		11,987
Retained Earnings - Postpetition		(16,018)		
Adjustments to Owner Equity (attach schedule)		(1,487)		(1,487)
NET OWNER EQUITY		72,626		88,639
TOTAL LIABILITIES AND OWNERS' EQUITY	$	284,004	$	283,377

[1] Restricted Cash and Cash Equivalents represents cash held in separate accounts for utility and tax adequate assurance payments.

MOR
(04/07)

BALANCE SHEET - continuation sheet

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE PETITION DATE	
Prepaid Expenses			
Prepaid insurance	1,034	1,167	
Workers compensation prepaid	889	889	
Prepaid advertising	679	219	
Prepaid health and other	105	122	
Prepaid rent	2,328	-	
Prepaid expenses	578	1,094	
Prepaid property taxes	287	358	
Prepaid merchandise	2,675		
Total Prepaid Expenses	**8,575**	**3,849**	
Other Current Assets			
Supplies	1,393	1,534	
Workers compensation reserves	6,118	6,118	
Deferred loan fees	2,044	4	
Other receivables	236	373	
Salary support receivable	550	184	
Other	2	3	
Total Other Current Assets	**10,343**	**8,216**	
Other Assets			
Intangibles - lease rights	804	813	
Investment in partnership	1,790	1,810	
Credit card and other deposits	1,683	-	
Straightline lease	2,513	2,543	
Prepaid rent	1,340	-	
Total Other Assets	**8,130**	**5,166**	

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE PETITION DATE	
Other Postpetition Liabilities and Other Pre-petition Liabilities			
Other Postpetition Liabilities			
Cash management liability (bank overdraft)	3,684	-	
Gift and merchandise cards	5,813	-	
Vacation payable	434	-	
Payroll deductions payable	1,057	-	
Sales return reserve	1,663	-	[1]
Workers compensation insurance reserves	6,118	-	[1]
Other insurance reserves	309	-	[1]
Deferred revenue	6,659	-	
Deferred rent	5,169	-	
Intangibles - lease rights	202	-	
Fin 48 liability	1,008	-	
Deferred taxes	3,512	-	
Capital leases	8,907	-	
Total Other Postpetition Liabilities	**44,535**	**-**	
Other Prepetition Liabilities			
Accrued expenses		5,162	[2]
Gift and merchandise cards		7,738	[2]
Sales and payroll taxes payable		10,495	[2]
Wages payable		2,030	[2]
Vacation payable	2,471	2,990	
Payroll deductions payable		304	[2]
Accrued accounting fees		520	
Pension liability		97	
Other accruals prepetition		599	
Store party fund		63	
Vendor supported events		220	
Sales return reserve		1,663	[1]
Workers compensation insurance reserves		6,118	[1]
Other insurance reserves		259	[1]
Deferred revenue		6,699	
Deferred rent		5,466	
Intangibles - lease rights		208	
Fin 48 liability		1,008	
Deferred taxes		3,512	
Capital leases		8,948	
Total Other Prepetition Liabilities	**2,471**	**64,099**	
Adjustments to Owner Equity			
Treasury stock	(1,487)	(1,487)	
[1] Represents reserves that are reevaluated on a quarterly basis.			
[2] Represents employee programs that were continued postpetition per Court order.			

MOR
(04/07)

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

STATUS OF POSTPETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 or payment receipt to verify payment or deposit of federal payroll taxes.
Attach photocopies of any tax returns filed during the reporting period.

	Beginning Tax Liability	Amount Withheld or Accrued	Amount Paid	Ending Tax Liability
Federal				
Withholding	256,593	535,166	(509,690)	282,069
FICA	506,802	1,039,916	(1,003,493)	543,225
Unemployment	32,082	44,496	-	76,578
Total Federal Taxes	$ 795,477	$ 1,619,578	$ (1,513,183)	$ 901,872
State and Local				
Withholding	84,788	172,917	(164,434)	93,271
Sales & Excise [1]	1,461,489	2,340,422	(1,295,040)	2,506,871
Unemployment	100,513	139,634	(2,921)	237,226
Real Property	184,723	323,184	-	507,907
Personal Property [2]	8,398	14,466	-	22,864
Workers Compensation	2,149	3,694	-	5,843
Other: Local	414	635	-	1,049
Total State and Local	1,842,474	2,994,952	(1,462,395)	3,375,031
Total Taxes	$ 2,637,951	$ 4,614,530	$ (2,975,578)	$ 4,276,903

[1] Sales and Excise taxes are paid one month in arrears.

[2] Personal Property Taxes are paid on an annual basis.

* Copies of tax returns are available upon request.

SUMMARY OF ACCOUNTS PAYABLE

Note: The Company does not analyze or prepare the aging of its accounts payable.

ACCOUNTS RECEIVABLE AGING

Accounts Receivable Aging

Note: The Company does not analyze or prepare the aging of its accounts receivable.

DEBTOR QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below. [1,2]		X
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all postpetition tax returns been timely filed? If no, provide an explanation below.	N/A	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	
5. Has any bank account been opened during the reporting period? If yes, provide documentation identifying the opened account(s). If an investment account has been opened provide the required documentation pursuant to the Delaware Local Rule 4001-3. [3]		X

MOR
(04/07)